Filed by BGS Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: BGS Acquisition Subsidiary, Inc.
Commission File No. of BGS Acquisition Subsidiary, Inc.: 333-191030

        At 11:59 p.m., New York City time, on September 23, 2013, the tender offer by BGS Acquisition Corp. (the “Company”) to purchase up to 3,014,778 of its ordinary shares at the tender offer price of $10.15 per share expired.

An amendment to the Schedule TO originally filed with the Securities and Exchange Commission on August 23, 2013 is being filed separately.

The following is a press release issued by the Company on September 24, 2013, announcing the results of the tender offer.

BGS ACQUISITION CORP.

Announces Results of Tender Offer

New York, New York, September 24, 2013 - BGS Acquisition Corp. (NASDAQ:BGSC) (“BGS” or the “Company”) today announced the results of its tender offer to purchase up to 3,014,778 of its ordinary shares at the tender offer price of $10.15 per share. The tender offer expired at 11:59 p.m., New York City time, on September 23, 2013. Based upon information provided by Continental Stock Transfer & Trust Company, the depositary for the tender offer, as of the expiration of the tender offer, a total of 2,182,317 ordinary shares have been validly tendered and not properly withdrawn for a total purchase price of approximately $22.2 million. Such ordinary shares represent approximately 40.9% of BGS’s issued and outstanding ordinary shares as of September 23, 2013. Payment for ordinary shares accepted for purchase will be made promptly.

Cesar Baez, the Company’s President and Chief Executive Officer stated, “We are pleased that so many shareholders did not accept the tender offer and made the decision to retain the right to participate in our proposed business combination  with TransnetYX Holding Corp.”

Morrow & Co., LLC acted as the Information Agent for the tender offer. For questions and information, please call the Information Agent toll free at (800) 662-5200 (banks and brokers call collect at (203) 658-9400).

The tender offer to be issued in connection with the consummation of the proposed business combination (the “Business Combination Tender Offer”) with TransnetYX Holding Corp. (“TransnetYX”) has not yet commenced.

This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell BGS ordinary shares. The solicitation of offers to buy shares will only be made pursuant to an offer to purchase, the form of letter of transmittal and other related documents that BGS will distribute to its shareholders at no expense to them upon commencement of the Business Combination Tender Offer. The Business Combination Tender Offer materials will contain important information that should be read carefully before any decision is made with respect to the Business Combination Tender Offer. Materials related to and including the Registration Statement on Form S-4 of BGS’s wholly owned subsidiary, BGS Acquisition Subsidiary, Inc., also contain important information that should be read carefully.  In addition, all of those materials (and all other offer documents filed by BGS with the SEC) will be available at no charge on the SEC’s website at www.sec.gov and from the Information Agent.

About BGS

BGS is a blank check company incorporated as a British Virgin Islands business company with limited liability formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Filed by BGS Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: BGS Acquisition Subsidiary, Inc.
Commission File No. of BGS Acquisition Subsidiary, Inc.: 333-191030

Forward-Looking Statements

In addition to historical information, this release may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses or other future financial or business performance, strategies or expectations, or the impact of legal or regulatory matters on business, results of operations or financial condition. When used in the proxy materials, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “potential” and “should,” as they relate to us are intended to identify these forward-looking statements. All statements by us regarding our possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives and similar matters are forward-looking statements. These forward-looking statements are based on information available to BGS as of the date hereof and involve a number of risks and uncertainties. These forward-looking statements involve a number of known and unknown risks and uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the risk that governmental and regulatory review of the Business Combination Tender Offer documents may result in the inability of BGS to close the Business Combination Tender Offer by November 26, 2013; the risk that BGS will not be able to close a definitive agreement with TransnetYX, or any other target; the ability of BGS to effect the Business Combination Tender Offer or consummate a business combination; the risk that a condition to consummation of the business combination may not be satisfied or waived; the ability of BGS Acquisition Subsidiary, Inc. to meet the Nasdaq listing standards, including having the requisite number of shareholders; potential changes in the legislative and regulatory environments; and potential volatility in the market price of the ordinary shares. Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements. BGS undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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Company Contact:
Cesar Baez, President and Chief Executive Officer
cbaez@bgsc.us

Information Agent:
Morrow & Co., LLC
470 West Avenue, 3rd Floor
Stamford, Connecticut 06902
Telephone: (800) 662-5200
Banks and Brokerage Firms: (203) 658-9400
bgsc.info@morrowco.com